United Financial Bancorp, Inc.

225 Asylum Street

Hartford, Connecticut 06103

November 4, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	United Financial Bancorp, Inc.

Application for Withdrawal of Post-Effective Amendment No. 1 To Form S-3

Registration Statement

Filed November 1, 2019

File No. 333-198466

Ladies and Gentlemen:

United Financial Bancorp, Inc., a Connecticut corporation (the “Company”), hereby requests that its Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-198466), originally filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2019 at approximately 9:20 a.m. Eastern Standard Time as a “POS AM” (the “POS”), be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended.

The Company is requesting withdrawal of the POS because of a filing error relating to the EDGAR technical coding. The POS was incorrectly coded and filed as “POS AM” whereas the Company intended it to be filed with the Commission with the code “POSASR.” The Company has refiled the POS with the code “POSASR” on November 1, 2019 at approximately 12:02 p.m. Eastern Standard Time.

Please send copies of the written order granting withdrawal of the POS to the undersigned at People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, with a copy to the Company’s counsel, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017, attention Hui Lin, Esq.

If you have any questions regarding the foregoing, please contact Hui Lin, Esq. at (212) 455-7862.

Sincerely, People’s United Financial, Inc. (as successor by merger to United Financial Bancorp, Inc.)

By:	/s/ Kristy Berner
Name:	Kristy Berner
Title:	Executive Vice President, General Counsel and Corporate Secretary